SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Conference Call
Financial Statements 2Q 2014

This presentation may contain forward-looking statements, Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the U,S, Securities and Exchange Act of 1934, as amended, The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the United States Securities and Exchange Commission, Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

1S14	1S13		2T14	1T14	2T13
13,875	11,805	Net Operating Income	6,867	7,008	5,998
-3,835	-3,794	(-) Personnel, Material and Services	-2,108	-1,727	-1,995
-3,685	-2,968	(-) Energy purchased for resale	-2,010	-1,675	-1,480
-768	-853	(-) Usage of the electric grid	-401	-367	-413
-1,143	-1,342	(-) Construction	-606	-537	-732
-707	-1,083	(-) Fuel for electricity production	-390	-317	-526
-231	-224	(-) Remuneration and Reimbursement	-98	-133	-112
-775	-711	(-) Depreciation and amortization	-394	-381	-367
2,731	831		859	1,872	373
129	203	Shareholdings	36	93	80
424	646	Operating provisions	83	342	1,051
-1,907	-2,745	Other Results	-907	-999	-2,366
1,377	-1,065		70	1,307	-862
1,100	711	Interest income	596	504	334
195	239	Monetary Adjustment	46	149	32
-223	493	Exchange rate variation	-104	-119	566
-1,073	-822	Debt charges	-492	-581	-425
-60	-153	Charges related to Shareholders Resources	-32	-28	-82
54	241	Other financial results	-12	66	93
1,370	-357		72	1,298	-343
-477	87	Income Tax and Social Contribution	-172	-305	107
893	135	Net Income	-100	993	169
12	07	Minority Shareholders	-05	07	05
881	128	Consolidated Net Income	-105	986	164

In 2Q14

Positive:

•Short term electricity market in the amount of R$ 1,020 million;

•Reversal of provisions of onerous contracts in the amount of R$ 568 million;

•Right to Reimbursement related to the ACR Acount in the amount of R$ 100 million;

Negative:

• Provisions for Financial Asset Loss in the amount of R$ 131 million; •Energy Purchase for Resale in the amount of R$ 2,010 million;

•Judicial expenses in the amount of R$ 360 million, mainly related to the compulsory loan;

1S14	1S13	CONSOLIDATED	2Q14	1Q14	2Q13	Variation
						2Q14x1Q14
		a)Generation
5,558	4,724	Energy Sold	3,024	2,535	2,450	19.3%
1,666	1,666	Supply	727	940	1,038	-22.7%
2,718	1,489	CCEE	1,020	1,697	673	-39.9%
899	893	Maintenance and Operation Revenue	443	456	464	-2.8%
59	238	Construction Revenue	37	23	238	60.2%
82	-230	Generation Return Rate	63	19	-145	226.2%
					-
		b) Transmission			-
1,154	1,088	Maintenance and Operation Revenue	578	576	637	0.3%
739	559	Construction Revenue	407	332	313	22.3%
252	232	Transmission Return Rate Update	103	149	76	-30.6%
					-
		c) Distribution			-
2,304	2,208	Supply	1,289	1,015	852	26.9%
345	545	Construction Revenue	163	182	181	-10.5%
					-
456	439	Other Revenue	236	220	274	7.3%
16,233	13,851	Total Revenue	8,088	8,144	7,051	-0.7%
					-
		Operating Income Deduction			-
-494	-421	Sectorial Charges	-233	-261	-205	-10.8%
-617	-613	ICMS	-329	-288	-299	14.3%
-1,241	-1,006	PASEP and COFINS	-656	-585	-560	12.1%
-05	-06	Other Deductions	-04	-01	10	151.3%
-2,357	-2,046	Total Deductions	-1,222	-1,136	-1,053	7.6%
					-
13,875	11,805	Net Operating Income	6,867	7,008	5,998	-2.0%

EBITDA	1S14	1S13%
Results of the Period	893	135	562%
+ Provision Income tax na Social Contribution	477	-87	-651%
+ Financial Result	07	-708	-101%
+ Depreciation and Amortization	775	711	09%
= EBITDA	2,152	51	4.,117%

Onerous Contracts
	Consolidated Balance			Amounts due 2014
	2014	2013	2012	2Q14	1Q14
Transmission
Contract 061/2001	384	-	84	-384	-
Contract 062/2001	761	905	1,407	144	-
Others	15	-	-	-15	-
	1,160	905	1,491	-255	-
Generation
Itaparica	192	863	1,019	651	20
Jirau	259	712	1,608	211	242
Camaçari	261	267	357	-	-06
Termonorte II	-	-	131	-	-
Funil	92	96	83	-	-
Complexo Paulo Afonso	-	-	34	-	-
Coaracy Nunes	75	86	21	-	11
Outros	409	295	378	-41	-72
	1,288	2,319	3,665	823	207
TOTAL	2,448	3,224	5,156	568	207

New Investments in Improvements and Upgrading – R$ million

Updated value
792
871
1,002
The amounts invested are representing expenses and consequently, reduction on income and EBITDA of the Company
2013
1Q14
1S14

Company	Net Operating Revenue		Result of Service		Profit/Loss for the Period		EBITDA		EBITDA Margin (%)
	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13
Furnas	2,940	2,072	873	167	436	235	1,023	303	34.8%	14.6%
Chesf	1,730	2,186	(51)	(679)	246	(265)	(39)	(596)	(2.3%)	(27.3%)
Eletronorte	3,186	2,274	1,606	1,273	1,543	983	1,888	1,519	59.3%	66.8%
Eletrosul	500	526	458	194	187	111	418	230	83.6%	43.8%
Eletronuclear	965	854	(318)	38	(460)	(27)	(138)	182	(14.3%)	21.3%
CGTEE	159	113	(175)	(246)	(276)	(280)	(139)	(210)	(87.4%)	(185.4%)

Company	Net Operating Revenue		Results of Service		Profit/Loss for the Period		EBITDA		EBITDA Margin (%)
	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13	1S14	1S13

Amazonas Energia	1,643	1,271	(113)	(132)	(648)	(336)	(61)	(57)	(3.7%)	(4.5%)
Distribuição
Alagoas	475	423	(159)	(131)	(197)	(142)	(143)	(117)	(30.1%)	(2.6%)
Distribuição
Piauí	431	480	00	(110)	(37)	(130)	16	(92)	3.7%	(19.2%)
Distribuição
Rondônia	552	527	67	(51)	38	(66)	83	(36)	15.1%	(6.9%)
Distribuição
Roraima	95	92	(50)	33	(45)	33	(45)	37	(48.0%)	40.5%
Distribuição
Acre	174	162	52	25	23	00	59	30	33.9%	18.4%

Parent Company's Result– R$ million

1S14
,2.121
82
701
387
209
45
2,155
0
881
1S13
831
230
632
347
456
151
1,694
65
128
Shareholdings
Itaipu Transfer
Net Financial Revenue
Net Monetary Variation
Net Currency Variation
Shareholders resources
Others
Taxes
Net Income
Financial Result

Consolidated Equity Structure

Total Consolidated Assets
R$ 141.8 billion
Assets
35%
17%
23%
11%
4%
5%
5%
Liabilities
43%
4%
13%
8%
9%
6%
18%
Investment/Fixed Asset
Stockholders' Equity
Financial Asset - Concessions
Provision Contingencies
Others
Others
Reimbursement Right
Reimbursement Obligation
Securities
RGR
Receivables Financing
Payable Financing

Capital Structure

Common Shares
80.4%
13.0%
6.9%
7.9%
21.2%
54.5%
Residents
5.4%
Non
Residents
15.8%
Preferred Shares
19.6%
3.3%
6.9%
7.0%
82.8%
Residents
43.4%
Non
Residents
39.4%
Federal Government
BNDESpar
BNDES
Government Funds
Minorities
Total Capital
R$ 31.3 billion
6.9%
4.7%
11.9%
32.8%
41.0%
Residents
12.9%
Non
Residents
20.2%

Consolidated Financing

Parent
RGR
7.9
12.7
Consolidated
12.2

Total:
R$ 32.8 billion

Consolidated Financing without RGR	=	R$ 25.0 billion
(-) Cash + Securities	=	R$ 9.3 billion
(-) Receivable Financing without RGR	=	R$ 10.7 billion
(=) Net Debt without RGR	=	R$ 5.0 billion

Parent Company's Financing

RGR
7.9
Bonds
6.8
Financial Institution
5.8

Total: R$ 20.6 billion

Financing without RGR	= R$ 12.7 billion
(-) Cash + Securities	= R$ 3.0 billion
(-) Receivable Financing without RGR	= R$ 22.2 billion
(=) Net Debt without RGR	= R$ (12.5) billion

Parent Company Financing- R$ billion

Receivable
R$ 28.3
Payable
R$ 20.6
Sources
RGR
6.1
Own Resources
22.2
Average Rate
6.4%
RGR
7.9
Financial
Institution
5.8
Average Rate
5.9%
Bonds
6.8
Uses
Others
3.1
Distributors
3.8
Itaipu
10.4
Gernerators
10.9

17.4
2.7
11.1
9.5
0.3
0.4
Real
US Dollar
Others
Receivable
Payable

Visit the Eletrobras website
www.eletrobras.com.br/elb/ri

Investor Relations

invest@eletrobras.com

Telefones:
55 (21)2514-6331
55 (21)2514-6333

Eletrobras

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.